1 3Q24 trading update |1 VEON 3Q24 TRADING UPDATE 14 November 2024 • ANOTHER BILLION-DOLLAR QUARTER • DIGITAL DRIVES GROWTH

2 3Q24 trading update |2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

3 3Q24 trading update |3 DISCLAIMER VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s growth trajectory and ability to generate sufficient cash flow; VEON’s intended expansion of its digital experience including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; VEON’s assessment of the impact of the political conflict in Bangladesh; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s intended delisting from Euronext Amsterdam; VEON’s planned HQ relocation to the Dubai International Financial Centre in the United Arab Emirates, VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; its dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with our material weakness in internal control over financial reporting; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s 2023 Form 20-F for the year ended 31 December 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 17 October 2024 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this document contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014

4 3Q24 trading update |4 NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war in Ukraine and the resulting sanctions adopted by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countersanctions and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

5 3Q24 trading update |5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

6 3Q24 trading update |6 VEON YOY USD AND LCY REVENUE GROWTH PERFORMANCE Group total revenue, YoY • 3Q24 impacted by identified items (c.USD 17 million revenue impact; c.USD 36 million EBITDA impact). • Excluding identified items, 3Q24 revenue grew 16% YoY in local currency and 3Q24 EBITDA grew 10% YoY in local currency. • Weighted annual inflation decreased to 8% in 3Q24 from 17% in 3Q23 in the countries where VEON operates. Group EBITDA, YoY -2.4% -1.5% 6.6% 12.1% 9.8% 14.0% 16.4% 11.6% 15.1% 14.1% 16.0% -5.0% 5.0% 15.0% 2022 2023 1Q24 2Q24 3Q24 USD LCY Blended weighted inflation -5.3% -7.9% 0.2% 10.6% -1.5% 9.8% 12.6% 9.9% 5.1% 13.9% 3.5% -17.0% -7.0% 3.0% 13.0% 23.0% 2022 2023 1Q24 2Q24 3Q24 USD LCY

3Q24 HIGHLIGHTS

VEON

TOTAL REVENUE
$1,038mn
+9.8% YoY
+14.1% YoY local currency

9M24 grew +9.5% YoY in USD and +13.6% in LCY

TELECOM/ INFRA REVENUE
$916mn
+7.2% YoY
+12.2% YoY local currency

9M24 grew +6.7% YoY in USD and +11.1% in LCY

DIRECT DIGITAL REVENUE
$121mn
35.1% YoY
32.6% YoY local currency

9M24 grew +39.5% YoY in USD and +40.4% in LCY

EBITDA
$438mn
-1.5% YoY
+3.5% YoY local currency

9M24 grew +3.0% YoY in USD and +7.4% in LCY

CAPEX
$198mn
+51.2% YoY

LTM Capex intensity trending higher by 1.5 p.p. YoY to 19.2%

LTM EQUITY FCF
$421mn
+22.2% YoY

Strong growth in last twelve-month (LTM) Equity FCF of 22.2% YoY

NET DEBT
$2,100mn
$1,235mn at HQ

Net debt to LTM EBITDA ratio of 1.5x

GROUP CASH
$1,019mn
$453mn at HQ

Effective debt and liquidity management

Notes: Cash and cash equivalents includes USD 143 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. Net debt figures also exclude leases. As of 30 September 2024, lease liabilities were USD 1.0 billion.

3Q24 trading update | 7

8 3Q24 trading update |8 3Q24 GROUP OVERVIEW +6.9% Ukraine +17.9% Total revenue EBITDA LCYUSD +4.8% -5.0% USD USD Bangladesh EBITDA +20.2% EBITDA -11.6% EBITDA USD Kazakhstan EBITDA USD Uzbekistan +8.0% -10.2% LCY +14.7% Pakistan LCY -4.0% LCY +15.0% LCY -5.9% Total revenue +28.5% Total revenue -15.7% +22.6% -8.4% Total revenue +9.3% +14.8% Total revenue +8.3% +15.2%

9 3Q24 trading update |9 9 MONTHS YTD GROUP OVERVIEW -2.6% Ukraine +4.7% Total revenue EBITDA LCYUSD -4.0% -10.9% USD USD Bangladesh EBITDA +20.4% EBITDA -9.2% EBITDA USD Kazakhstan EBITDA USD Uzbekistan -7.2% +11.2% LCY +20.2% Pakistan LCY -3.4% LCY +1.3% LCY +12.3% Total revenue +25.2% Total revenue -5.5% +25.0% +0.2% Total revenue +16.6% +18.2% Total revenue +4.9% +14.3%

MULTIPLAY DRIVING REVENUE GROWTH

VEON

Mobile customer base

154mn subscribers A3M

132mn subscribers A1M

Multiplay ARPU growth across all markets except Bangladesh

+8% to +17% YoY in local currency

Execution of "4G for All" strategy – 4G user penetration:

Kazakhstan 77% (+4.1p.p. YoY)
Uzbekistan 74% (+3.7p.p. YoY)
Pakistan 69% (+7.8p.p. YoY)
Ukraine 65% (+4.8p.p. YoY)
Bangladesh 51% (+2.1p.p. YoY)

Steady growth in 4G uptake

4G users and penetration
(3 months active, million)



45%
52%
59%
65%
68
81
93
100
3Q21
3Q22
3Q23
3Q24

+7.7% 4G users YoY growth

+5.4p.p. 4G penetration YoY growth

Revenues from 4G users drive top line growth

Multiplay and Doubleplay 4G (B2C) revenue
(USD million)



Multiplay
2Play 4G
198
184
188
172
201
226
286
361
3Q21
3Q22
3Q23
3Q24

Multiplay segment revenue YoY growth

+26% reported

+31% local currency

Note: 3Q21 4G users and revenues on this slide exclude Georgia, which was sold in June 2022, and Russian operations, which were reclassified as 'held for sale' and 'discontinued operations' in November 2022. A1M – one-month active; A3M – three-months active. Multiplay – Multiplay 4G segment, 2play 4G – Doubleplay 4G segment.

3Q24 trading update | 10

11 3Q24 trading update |11 We are focused on growing our direct digital revenues • Our core digital vertical includes: fintech, healthcare, education, entertainment, and enterprise services (AdTech, Cloud, Software development). • In every local market, we are focused on building robust digital products and services, leveraging our sustainable competitive advantage: • lower cost of customer acquisition, and cheaper cost of distribution Direct digital revenues OUR JOURNEY TOWARDS DIRECT DIGITAL REVENUES 168 194 +15% YoY 239 +23% YoY 334 +40% YoY 11% 2021 2022 2023 9M 2024 239 269 348 USD, million % of total revenues Full year Sept. YTD 40% YoY growth in local currency

12 3Q24 trading update |12 UKRAINE 3Q24 Proven resilience and return to strong growth • In the 3Q24, Kyivstar saw robust growth in total revenue at +18% YoY. • EBITDA grew by 7% YoY despite significant staff related cost increases and ongoing network and utility cost pressures. • 4G users reached 15.3 million, and now account for 65% of Kyivstar’s total customer base. • Kyivstar is actively investing in Ukraine's digital infrastructure, having deployed more than 2,300 generators and 124,000 four-hour batteries at its base stations to ensure uninterrupted service during power outages. This initiative is part of Kyivstar's ongoing efforts to enhance its network's robustness and reliability. 3Q24 RESULTS AND YOY TRENDS DIRECT DIGITAL REVENUE +410.0% CAPEX UAH 231.9mn 12.1 14.6 15.3 49.6% 60.7% 65.4% 3Q22 3Q23 3Q24 2.6bn +62.5% UAH TOTAL REVENUE 10.3bn 5.9bn UAH +17.9% EBITDA +6.9% UAH 4G USERS AND PENETRATION (3 month active, million) DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (billion) B2C SEGMENT REVENUES IN SERVICE REVENUE (billion) 1. Revenues based on the mobile B2C segment 15% 19% 29% 31% 34% 31% 54% 47% 40% 7.6 8.6 10.2 3Q22 3Q23 3Q24 Multiplay 2Play 4G Other 64 45 232 0.8% 0.5% 2.3% 3Q22 3Q23 3Q24

13 3Q24 trading update |13 PAKISTAN 3Q24 Strong revenue and EBITDA YoY growth continues • Total revenues increased by 23% YoY. Service revenues grew 21% YoY with 36% of service revenues contributed by multiplay B2C customers. • Despite facing various cost pressures, EBITDA rose by 15% YoY, driven by the strong performance of digital financial services (DFS). • JazzCash and MMBL posted strong gains in revenues, up 85% and 56% YoY, respectively, contributing to further expansion in DFS EBITDA margins. • Jazz’s 4G users reached 49 million, a YoY increase of 15%, with 4G penetration at 69%. Multiplay users, who account for 30% of monthly active customers, generate an ARPU 3.5x higher than that of voice-only customers. 3Q24 RESULTS AND YOY TRENDS DIRECT DIGITAL REVENUE 25.4bn +27.2% 13.4bn +99.0% PKR PKR 40.6 43.2 49.4 54.1% 61.2% 69.1% 3Q22 3Q23 3Q24 CAPEX TOTAL REVENUE 99.9bn 41.4bn PKR +22.6% EBITDA +14.7% PKR 4G USERS AND PENETRATION (3 month active, million) B2C SEGMENT REVENUES IN SERVICE REVENUE (billion) DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (billion) 31% 32% 36% 13% 11% 9% 56% 57% 55%59.6 76.7 92.5 3Q22 3Q23 3Q24 Multiplay 2Play 4G Other 11 20 25 17.5% 24.5% 25.5% 3Q22 3Q23 3Q24

14 3Q24 trading update |14 KAZAKHSTAN 3Q24 High double-digit revenue and EBITDA growth, gaining market share • Beeline Kazakhstan continued to capture more market share, recording solid growth in revenue and service revenue by 15% YoY, and exceeding KZT 100 billion in service revenue. • The 4G user base increased, reaching 8.9 million users (+12% YoY) and attaining nearly 77% penetration by the end of 3Q24. • EBITDA declined by 6% YoY due to a higher base effect in 3Q23 from a radio frequency tax benefit, and charitable donations in 3Q24. • LTM capex intensity was 23%, with capex allocated to massive MIMO and 4.9G roll-outs, and to realize tax efficiencies through the 250+ rural roll-out project. • Identified items from charitable donations impacted EBITDA growth. 7.2 8.0 8.9 68.8% 72.6% 76.7% 3Q22 3Q23 3Q24 4G USERS AND PENETRATION (3 month active, million) B2C SEGMENT REVENUES IN SERVICE REVENUE (billion) 3Q24 RESULTS AND YOY TRENDS DIRECT DIGITAL REVENUE 10.2bn +25.4% 27.0bn +80.4% KZT KZT CAPEX TOTAL REVENUE 106.8bn 50.5bn KZT +14.8% EBITDA -5.9% KZT DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (billion) 31% 39% 42% 20% 17% 13% 49% 44% 45% 75.9 90.4 103.5 3Q22 3Q23 3Q24 Multiplay 2Play 4G Other 5 8 10 7.0% 8.8% 9.6% 3Q22 3Q23 3Q24

15 3Q24 trading update |15 BANGLADESH 3Q24 Impacted by macro economic headwinds and civil unrest • Banglalink revenues declined 8% YoY, with an 8% decrease in service revenue, impacted by civil unrest, and an introduction of a new tax on revenues. • EBITDA decreased by 4% YoY, as effective cost saving initiatives were implemented to mitigate revenue pressures, higher electricity and network expansion costs. • Banglalink’s mobile customer base decreased by 5% to 38 million, from network disruptions during the period, resulting from civil unrest. The 4G users shrank 1% YoY and with penetration rate for its total mobile customer base at 51% for the quarter. 3Q24 RESULTS AND YOY TRENDS TOTAL REVENUE 14.5bn DIRECT DIGITAL REVENUE 5.9bn 34.1mn 2.0bn 15.0 19.6 19.3 40.5% 49.1% 51.2% 3Q22 3Q23 3Q24 EBITDA CAPEX -7.5% BDT -4.0% BDT 4G USERS AND PENETRATION (3 month active, million) B2C SEGMENT REVENUES IN SERVICE REVENUE (billion) -19.0% BDTBDT -8.4% DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (million) 20% 28% 28% 21% 17% 17% 59% 55% 55% 13.6 15.6 14.4 3Q22 3Q23 3Q24 Multiplay 2Play 4G Other 3 42 34 0.0% 0.3% 0.2% 3Q22 3Q23 3Q24

16 3Q24 trading update |16 UZBEKISTAN 3Q24 Double-digit revenue growth, reached c.74% 4G user penetration • Beeline Uzbekistan continued delivering double-digit topline growth as higher demand for Beeline’s data and digital services supported strong ARPU expansion (+21% YoY). • EBITDA increased by 15% YoY, despite higher electricity tariffs and increased network expansion costs. • Multiplay customers grew by 15% YoY and accounted for 66% of B2C revenues. • 4G users decreased -1% YoY to 6.1 million during the quarter, representing a 74% penetration of its total mobile customer base. 5.2 6.1 6.1 64.0% 70.6% 74.2% 2Q22 2Q23 2Q24 4G USERS AND PENETRATION (3 month active, million) B2C SEGMENT REVENUES IN SERVICE REVENUE (billion) 3Q24 RESULTS AND YOY TRENDS DIRECT DIGITAL REVENUE 33.7bn +67.1% 131bn +36.3% UZS UZS CAPEX TOTAL REVENUE 886bn 316bn UZS +15.2% EBITDA +15.0% UZS DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (billion) 47% 50% 57% 26% 25% 16%28% 25% 26%664 768 882 3Q22 3Q23 3Q24 Multiplay 2Play 4G Other 18 20 34 2.7% 2.6% 3.8% 3Q22 3Q23 3Q24

DO1440 FLYWHEEL SPINNING FASTER, PLANTING FUTURE GROWTH

VEON

Our digital portfolio of assets as of 30 September 2024

Direct digital revenue **12%** of total revenues in 3Q24	Total digital MAU across all services and platforms	Total digital-only MAU	LTM Gross Transaction Value	LTM Total usage time, minutes
+35% YoY	**103 million**	**23 million**	**USD 32 billion**	**73 billion**
+33% YoY in local currency	+10% YoY	-16% YoY	+51% YoY +59% YoY in local currency	+25% YoY



Superapps
38mn MAUs (Self-Service)
+12% YoY
Entertainment
30mn MAUs
-18% YoY
Financial Services
33mn MAUs
+42% YoY
Health
3.5mn MAUs
-12% YoY
Learning
2.1mn MAUs
+97% YoY
Communication
3.6mn MAUs
+115% YoY
Enterprise Services
driving B2B growth
VEON
AI 1440

Note: YoY comparison is on a like-for-like basis and includes all DO1440 products. Gross Transaction Value and Total usage time exclude self-service products.
Digital-only MAU – users of VEON digital services and platforms who are subscribers from other mobile operators.

3Q24 trading update | 17

18 3Q24 trading update |18 OUR MOBILE FINANCIAL SERVICES Provide a broad portfolio of branchless banking services for customers JazzCash Simply Beepul Total Pakistan Kazakhstan Uzbekistan 3Q24 ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 19.2 24.9% 2.3 7.1x 1.3 2.0x 22.8 39% LTM Total transactions (million) 2,556 28.7% 102 1.8x 52 -9.7% 2,710 29% LTM Total value of transactions, local currency (billion) 8,443 59.4% 643 2.0x 5,919 21.3% Average # of transactions per user 13 19.5% 9 -57.9% 15 -6.1% Average transaction value per user, local currency 44.3k 38.8% 62.5k -46.8% 1.9m 29.7% Average value per transaction, local currency 3.4k 16.2% 6.6k 26.4% 131k 38.1%

19 3Q24 trading update |19 OUR ENTERTAINMENT PLATFORMS Offer new experiences and unique content to our customers Tamasha Toffee Kyivstar TV BeeTV Kinom Total Pakistan Bangladesh Ukraine Kazakhstan Uzbekistan 3Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 10.6 -27% 6.1 -49% 1.6 42% 0.9 14% 0.7 -27% 19.9 -31.1% User activity on mobile platform Usage time (billion min) 1.9 -35% 0.6 -63% 0.7 73% 0.7 73% 0.1 -3% 6.5 -12% # of sessions (million) 195 -15% 59 -58% 27 33% 27 33% 500 -19% Usage time per user per day (min) 14 -46% 6 -39% 114 18% 114 18% 9 2% Usage time per session (min) 10 -24% 11 -12% 25 30% 25 30%

20 3Q24 trading update |20 OUR SELF-SERVICE & SECOND BRAND PLATFORMS Transforming into super-apps Simosa MyBL My Kyivstar Beeline My Beeline Total Pakistan Bangladesh Ukraine Uzbekistan Kazakhstan 3Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 15.4 13.9% 7.6 0.7% 5.1 39.3% 4.8 11.2% 4.7 4.9% 37.6 12.0% Penetration in total monthly active subscriber base 21.3% 1.4pp 23.6% 1.1pp 23.8% 7.6pp 45.2% 5.7pp 44.1% 0.5pp IZI ROX OQ RYZE Total Kazakhstan Pakistan Uzbekistan Bangladesh 3Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 0.6 43% 0.5 0.2 1.3 Penetration in total monthly active subscriber base 5.2% 0.6% 2.2% Self-service apps Second brand platforms

21 3Q24 trading update |21 HELSI The largest digital healthcare platform in Ukraine Users registered in the system 28+ million +8% YoY Active healthcare institutions 1,600 +10% YoY Active doctors and specialists 39,000+ +12% YoY Appointments in 3Q24 2.2 million +20% YoY

22 3Q24 trading update |22 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

3Q24 REVENUES

VEON

3Q24 results YoY trends

TOTAL REVENUE
+14.1%
Local currency
$1,038mn
+9.8%

DIRECT DIGITAL REVENUE
+32.6%
Local currency
$121mn
+35.1%

REVENUE, FX DIFFERENCES IN 3Q24
(USD million)



FX differences
359
250
224
140
70
15
(2)
1,055
(17)
1,038
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
VEON, underlying
Identified items in 3Q24
VEON, reported

Local currency YoY growth	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON, underlying	Identified items in 3Q24	VEON, reported
Total revenue	+22.6%	+17.9%	+14.8%	-8.4%	+15.2%	-3.9%		**+16.0%**		**+14.1%**

- 3Q24 underlying revenue was USD 1,055 million, adjusting for a c.USD 17 million impact on revenue primarily due to the network shutdown and supplementary tax duty in Bangladesh.
- More favourable FX movements in Pakistan supports high growth in reported currency for the Group (+9.8% YoY). – speaker notes

Note: Countries' revenues are in constant currency

3Q24 trading update |23

3Q24 EBITDA AND EBITDA MARGIN

VEON

3Q24 results YoY trends

EBITDA

+3.5%
Local currency

$438mn

-1.5%

EBITDA MARGIN

42.2%

-4.9 p.p.

EBITDA, FX DIFFERENCES IN 3Q24
(USD million)



FX differences
149
144
115
66
25
5
(29)
473
(36)
438
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
VEON, underlying
Identified items in 3Q24
VEON, reported

	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON, underlying	Identified items in 3Q24	VEON, reported
Local currency YoY growth	+14.7%	+6.9%	-5.9%	-4.0%	+15.0%	-24.7%	**+9.8%**			**+3.5%**

- 3Q24 reported currency Group EBITDA was impacted by c.USD 36 million primarily as a result of identified items relating to the civil unrest in Bangladesh and HQ restructuring costs.
- Excluding these identified items, Group EBITDA would have grown 9.8% YoY in constant currency terms.

Note: Countries' EBITDA are in constant currency

3Q24 trading update | 24

3Q24 DEBT AND LIQUIDITY UPDATE

VEON

USD, million	30 Sep 2024	30 Jun 2024	QoQ
Group cash	1,019	862	18.2%
Gross debt, there of	3,991	3,961	0.8%
Capitalised leases	1,014	1,011	0.3%
Net debt	3,114	3,237	(3.8%)
Net debt excl. leases	2,100	2,226	(5.7%)
Net debt to LTM EBITDA	1.89x	1.95x	
Net debt to LTM EBITDA excl. leases	1.52x	1.59x	

CASH

- Group cash USD 1,019 million, of which USD 453 million at the HQ level.
- In addition to the USD 1,019 million, we also hold USD 211 million in USD denominated domestic Ukrainian long-term sovereign bonds (classified as investments) as of 30 September 2024 with tenors greater than 3 months.
- Net dividends upstreamed from OpCos YTD: USD 396 million (after withholding tax).

DEBT

- Gross debt increased by USD 30 million, mostly as a result of new debt in Pakistan and Kazakhstan, and partially offset in July 2024 by USD 72 million equivalent of VEON Holdings bonds which were transferred to VEON Holdings' wholly owned subsidiary upon the receipt of an OFAC license to settle the remaining deferred purchase consideration for PJSC VimpelCom.

*Note: Cash and cash equivalents includes USD 143 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt.

3Q24 trading update |25

DEBT MANAGEMENT UPDATE

VEON

AVERAGE COST OF DEBT
(%)


21.2%
12.1%
9.7%
3.6%
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
Total
USD debt
PKR debt
BDT debt

AVERAGE MATURITY OF DEBT
(years)


3.3
2.7
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
Ave maturity of debt
Ave maturity of debt, incl. leases

- Average cost of debt, with respect to bank loans and bonds, reflect a blended rate of borrowings, mainly in USD, PKR and BDT.
- PKR debt, with average cost of 21.2%, accounted for c.28% of total Group debt excl. leases in Q3 2024.
- The total weighted average interest has remained stable during Q3 2024.
- The average maturity of our debt is 2.7 years considering only bank loans and bonds. And increases to 3.3 years including lease liabilities.

3Q24 trading update |26

27 3Q24 trading update |27 0.12 0.83 0.23 1.18 0.54 2024 2025 2026 2027 >2028 DEBT MATURITY AS OF 30 SEPTEMBER 2024 DEBT MATURITY SCHEDULE AS OF 30 SEPTEMBER 2024 (excluding leases) (USD billion) USD RUB PKR BDT OTHER As of 30 September 2024, the outstanding amount of VEON Holdings B.V. bonds includes an equivalent of USD 112 million of legacy bonds for which no further payments are due and that are subject to a potential exchange into new notes if eligible investors come forward.

28 3Q24 trading update |28 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

29 3Q24 trading update |29 2024 OUTLOOK 1. Guidance was normalized for Ukraine cyberattack. 2. Blended weighted average inflation, source: Trading Economics. 3. USD expectations are based on current FX rates. • Taking into account deceleration in inflation2 rates across VEON’s operating markets (down from 16.5% in 3Q23 to 8.2% in 3Q24), revolution in Bangladesh which disrupted operations, and the sale of TNS+ in Kazakhstan: FY 2024 Guidance1 9M 2024 Actual FY 2024 Revised Guidance Total revenue, YoY in local currency 16%-18% growth 14% growth 12%-14% growth EBITDA, YoY in local currency 18%-20% growth 7% growth 9%-11% growth LTM Capex intensity 18%-19% 19% 18%-19% Inflation2 at the time 16.5% 8.2% FY 2024 USD Expectation3 Total revenue, YoY in USD 8%-10% growth EBITDA, YoY in USD 4%-6% growth LTM Capex intensity 18%-19%

30 3Q24 trading update |30 Q&A VEON 3Q24 TRADING UPDATE

31 3Q24 trading update |31 THANK YOU! ir@veon.com Tel: +31 (0)20 79 77 200 VEON 3Q24 TRADING UPDATE

32 3Q24 trading update |32 APPENDIX VEON 3Q24 TRADING UPDATE

DIGITAL FINANCIAL SERVICES IN PAKISTAN
JazzCash and Mobilink Bank

The most popular domestic mobile financial services app in Pakistan

MAU
19.2 million
+25% YoY

Active merchants
296,000+
+41% YoY

LTM Gross Transaction Value
PKR 8.4 trillion
+64% YoY

Daily average # of issued digital loans in 3Q24
118k+
+113% YoY

DFS 3Q24 RESULTS AND YOY TRENDS

TOTAL REVENUE
19.2bn
PKR
+69.7%

EBITDA
7.6bn
PKR
+198.1%


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Pakistan's largest domestic digital bank with over 20% of loans issued digitally

MAU Dost app
40,300+
2.1x YoY

Gross Loan Portfolio
PKR 55.9 billion
+2.7% YoY

Average loan size in 3Q24
PKR 314,600+
+7.8% YoY

3Q24 trading update | 33

34 3Q24 trading update |34 SIMPLY Kazakhstan’s first mobile online-only neobank MAU 2.3 million 7.1x YoY LTM Gross Transaction Value KZT 643 billion 2.0x YoY LTM # of transactions 102 million 81% YoY

35 3Q24 trading update |35 BEEPUL Beeline Uzbekistan’s integrated mobile financial services MAU 1.3 million 2.0x YoY LTM Gross Transaction Value UZS 5.9 trillion +21.3% YoY LTM # of Transactions 52.2 million 4.8 4.8

36 3Q24 trading update |36 TOFFEE The largest Bangladeshi mobile entertainment platform MAU 6.1 million -49% YoY Guest users 60.4% -9.6p.p. YoY Total # of sessions 58.7 million -58% YoY Ad and subscription revenues in 3Q24 BDT 30 million ARPU BDT 270 2.5x higher than single play voice customers

37 3Q24 trading update |37 TAMASHA Pakistan’s leading domestic entertainment platform MAU 10.6 million -27% YoY Guest users 45.3% -18.1p.p. YoY Total # of sessions 194.7 million -15% YoY ICC World Cup 2024: Ad Revenues PKR 73 million new revenue streams keep momentum ARPU PKR 611 3.3x higher than single play voice customers Pakistan Digital Award 2024: Best Online Streaming Platform

38 3Q24 trading update |38 IZI Youth-focused mobile entertainment operator in Kazakhstan MAU 608k +42,8% YoY Guest users 48% +6.1 p.p. YoY Average DAU 61k +22% YoY Monthly active mobile customers 300,000+ +37% YoY “I Join” NPS 58% Mobile portability ratio 29% of users chose IZI in 3Q24 ARPU KZT 2,165 1.8x higher than non-app IZI customers Entertainment platform The app offers a variety of unique and new content Mobile operator With the highest NPS score in Kazakhstan

39 3Q24 trading update |39 MAU 465,000+ Guest users 186,000+ Average DAU 32,500+ Lifestyle platform The app brings entertainment, gaming, streaming and more Mobile operator Offering fast data and crystal- clear voice services ROX Digital-first lifestyle operator in Pakistan Monthly active mobile customers 103,000+ ARPU PKR 1,410 (ARPU Jazz: PKR 971)

DIGITAL OPERATOR STRATEGY DELIVERING RESULTS

VEON

Multiplay (B2C) segment


19%
24%
28%
35%
42%
51%
3Q22
3Q23
3Q24
Single play and no play revenue
Double play revenue
Multiplay revenue
Share of multiplay users

ARPU Multiple


1.0x
3.7x
4.1x
Voice only
2play 4G
Multiplay

Churn Impact


1.0x
0.7x
0.5x
Voice only
2play 4G
Multiplay


Superapps
Entertainment
Financial Services
Health
Learning
Communication
B2B Services
VEON
DO 1440
VEON ADTECH

Note: Voice only – customers using only voice services, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay customers

3Q24 trading update |40

41 3Q24 trading update |41 • Equivalent of USD 453 million in cash and cash equivalents at HQ level GROUP DEBT AND LIQUIDITY CURRENCY MIX AS OF 30 SEPTEMBER 2024 AS OF 30 September 2024 USD equivalent, million Gross debt Capitalised leases Gross debt excluding leases Cash, cash equivalents and deposits Net debt* excluding leases USD 1,698 4 1,694 572 1,122 RUB 97 - 97 - 97 PKR 1,139 304 835 176 803 BDT 567 373 194 44 150 UAH 169 169 - 164 (164) Other 321 164 157 65 92 Total 3,991 1,014 2,977 1,021 2,100 *Note: Cash and cash deposits includes USD 144m relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt.

42 3Q24 trading update |42 OUTSTANDING DEBT BY ENTITY AS OF 30 SEPTEMBER 2024 (USD equivalent, million) Type of debt Entity Bonds Loans Overdrafts and vendor financing Total outstanding debt VEON Holdings B.V. 1 1,676 - - 1,676 Pakistan Mobile Communications Ltd. 54 769 2 825 Banglalink Digital Communications Ltd. - 194 5 199 Unitel LLC. - 24 65 89 KaR-Tel LLP. - 31 53 84 Other 7 15 1 23 Total bonds, loans, overdrafts and other 1,737 1,033 126 2,896 Long term payables and other 81 Gross debt excluding leases 2,977 1. As at 30 September 2024, the outstanding amount of VEON Holdings B.V. bonds includes an equivalent of USD 112 million of legacy bonds for which no further payments are due and that are subject to a potential exchange into new notes if eligible investors come forward

43 3Q24 trading update |43 Maturity period Oct 2024 2024 other Feb 2025 Apr 2025 Jun 2025 Sep 2025 2025 other Outstanding debt, USD equivalent 54 66 23 496 97 22 189 Outstanding debt, debt currency PKR 15,000 MIX PKR 6,340 USD 496 RUB 9,039 PKR 6,027 MIX Entity Pakistan Mobile Communications Limited Other Pakistan Mobile Communications Limited VEON Holdings B.V. VEON Holdings B.V. Pakistan Mobile Communications Limited Other DEBT MATURITY Debt maturity schedule 2024-2025 as of 30 September 2024 DEBT MATURITY SCHEDULE 2024-2025 (millions) As of 30 September 2024, the outstanding amount of VEON Holdings B.V. bonds includes an equivalent of USD 112 million of legacy bonds for which no further payments are due and that are subject to a potential exchange into new notes if eligible investors come forward.

44 3Q24 trading update |44 LEASE LIABILITIES (PRINCIPAL) USD, million Local currency, million 30 Sep 2024 30 Jun 2024 30 Sep 2023 30 Sep 2024 30 Jun 2024 30 Sep 2023 Pakistan 304 299 228 84,525 83,180 65,743 Ukraine 169 170 179 6,975 6,907 6,541 Bangladesh 373 385 329 44,572 45,181 36,182 Kazakhstan 127 116 81 60,848 54,639 38,404 Uzbekistan 37 36 34 465,480 451,864 414,884 Headquarters 4 5 7 4 5 7 Total 1,014 1,011 863

RECONCILIATION TABLES

Extract from 3Q24 trading update

RECONCILIATION OF LOCAL CURRENCY NORMALISED, LOCAL CURRENCY AND REPORTED YOY GROWTH RATES

- 3Q24

	Total Revenue				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Ukraine	17.9%	-	17.9%	(13.1%)	4.8%
Pakistan	22.6%	-	22.6%	5.9%	28.5%
Kazakhstan	14.8%	-	14.8%	(5.5%)	9.3%
Bangladesh	4.3%	(12.7%)	(8.4%)	(7.3%)	(15.7%)
Uzbekistan	15.2%	-	15.2%	(6.9%)	8.3%
Total	16.0%	(1.9%)	14.1%	(4.3%)	9.8%

	EBITDA				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Ukraine	6.9%	-	6.9%	(11.9%)	(5.0%)
Pakistan	14.7%	-	14.7%	5.5%	20.2%
Kazakhstan	2.1%	(8.0%)	(5.9%)	(4.3%)	(10.2%)
Bangladesh	27.0%	(31.0%)	(4.0%)	(7.7%)	(11.6%)
Uzbekistan	15.0%	-	15.0%	(6.9%)	8.0%
Total	9.8%	(6.2%)	3.5%	(5.1%)	(1.5%)

- 9M24

	Total Revenue				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Ukraine	11.5%	(6.8%)	4.7%	(8.7%)	(4.0%)
Pakistan	25.0%	-	25.0%	0.2%	25.2%
Kazakhstan	18.2%	-	18.2%	(1.5%)	16.6%
Bangladesh	4.6%	(4.4%)	0.2%	(5.8%)	(5.5%)
Uzbekistan	14.3%	-	14.3%	(9.4%)	4.9%
Total	16.0%	(2.4%)	13.6%	(4.1%)	9.5%

	EBITDA				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Ukraine	8.8%	(11.5%)	(2.6%)	(8.3%)	(10.9%)
Pakistan	20.2%	-	20.2%	0.2%	20.4%
Kazakhstan	15.3%	(3.0%)	12.3%	(1.1%)	11.2%
Bangladesh	7.6%	(11.0%)	(3.4%)	(5.8%)	(9.2%)
Uzbekistan	1.3%	-	1.3%	(8.5%)	(7.2%)
Total	11.9%	(4.5%)	7.4%	(4.3%)	3.0%

For more details, see 2Q24 trading update.

3Q24 trading update |45

RECONCILIATION TABLES

Extract from 3Q24 trading update

RECONCILIATION OF AMOUNTS: REPORTED, IN CONSTANT CURRENCY, AND IDENTIFIED ITEMS IN CONSTANT CURRENCY

- 3Q24

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying, constant FX
Total revenue				
Ukraine	250	281		281
Pakistan	359	342		342
Kazakhstan	224	235		235
Bangladesh	123	134	18	152
Uzbekistan	70	75		75
HQ, other and eliminations	13	13		13
Total	1,038	1,079	18	1,097

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying, constant FX
EBITDA				
Ukraine	144	162		162
Pakistan	149	142		142
Kazakhstan	106	111	10	121
Bangladesh	50	54	17	71
Uzbekistan	25	27		27
HQ, other and eliminations	(35)	(35)	11	(25)
Total	438	460	37	498

- 9M24

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying, constant FX
Total revenue				
Ukraine	674	735	48	782
Pakistan	1,026	1,026		1,026
Kazakhstan	662	670		670
Bangladesh	404	429	18	447
Uzbekistan	203	221		221
HQ, other and eliminations	37	37		37
Total	3,006	3,119	66	3,185

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying, constant FX
EBITDA				
Ukraine	379	414	49	463
Pakistan	450	450		450
Kazakhstan	349	353	10	363
Bangladesh	146	155	17	173
Uzbekistan	73	80		80
HQ, other and eliminations	(114)	(115)	20	(95)
Total	1,283	1,337	96	1,433

For more details, see 3Q24 trading update.

3Q24 trading update |46

47 3Q24 trading update |47 RECONCILIATION TABLES Extract from 3Q24 trading update For more details, see 3Q24 trading update. RECONCILIATION OF NET DEBT USD million 30 Sep 2024 30 Jun 2024 31 Mar 2024 Net debt, excluding leases and banking operations in Pakistan 2,100 2,226 2,040 Lease liabilities - principal 1,014 1,011 1,024 Net debt, excluding banking operations in Pakistan 3,114 3,237 3,064 Cash and cash equivalents 1,019 862 832 Deposits in MMBL and JazzCash in Pakistan (144) (140) (200) Long - term and short-term deposits 2 2 3 Gross debt 3,991 3,961 3,699 Interest accrued related to financial liabilities 87 69 85 Other unamortised adjustments to financial liabilities (fees, discounts etc.) (13) (13) (8) Total financial liabilities 4,064 4,018 3,775

48 3Q24 trading update |48 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. Average revenue per user (“ARPU”) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (“capex”) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalised leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Discontinued operations under IFRS refers to a component of an entity, representing a major line of business or a geographic area of operations, that has either been disposed of or is classified as held for sale. As presented in the document, the results of discontinued operations that are presented separately either in the current and/or prior year income statements, have no impact on balance sheet amounts of the prior periods. This means that neither the Algerian nor Russian operations contribute to the base performance of VEON for both the current and prior year shown. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalised tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other identified items. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalised leases. Identified items are amounts impacting revenues and/or EBITDA, that may be recurring in nature, but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”) and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the classification of Russia as discontinued operations. Local currency (or “LCY”) trends underlying (growth/decline) iis an alternative performance measure that is calculated as local currency trends excluding identified items with an absolute amount of USD 5 million or more. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalised leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS compared to competition. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by VEON Group and includes MAU who are active in more than one application.. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to first six months of 2022 results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai. The comparative information for the Group is restated following the sale of Russian operations announced on 24 November 2022, in line with the requirements of IFRS 5